Exhibit 2.1

PURCHASE AND SALE AGREEMENT

between

ORCA ENERGY, L.P.

and

THE HOUSTON EXPLORATION COMPANY

dated

September 17, 2004

TABLE OF CONTENTS
Property or Properties	1
Sale and Purchase	2
Sale Price	3
Earnest Money	4
Allocated Values	5
Seller’s Representations	6
Buyer’s Representations	7
Access to Records	8
Defects	9
Notice of Defects	10
Preferential Rights	11
Physical and Environmental Inspection	12
Sale Price Adjustments	13
Disposition of Earnest Money Upon Termination or Failure to Close	14
Warranty of Title	15
Conditions of Closing by Buyer	16
Conditions of Closing by Seller	17
Preliminary Closing Statement	18
Closing	19
No Shop	20
Assumption of Liabilities and Indemnities	21
Taxes	22
Accounting	23
Sales Tax	24
Post – Closing Adjustments	25
Notices	26
Further Assurance	27
Disclaimer of Warranties	28
Operations by Seller	29
Due Diligence	30
Dispute Resolution	31
Production Imbalances	32
Property Interests to be Acquired by Seller At or Prior to Closing	33
Retained Claims	34
Recording and Filing	35
Government Approvals	36
Monies	37
Waiver of DTPA	38
Entire Agreement	39
Public Notices	40
Assignability	41
Third-Party Beneficiaries	42
Survival	43
Choice of Law; Choice of Venue; Waiver of Trial by Jury	44
Counterpart Execution	45
Severance of Invalid Provisions	46
Buyer’s Acknowledgement	47

SCHEDULE OF EXHIBITS AND SCHEDULES

Exhibit A	Oil and Gas Properties

Exhibit A-1	Allocation of Values

Exhibit B	Form of Dee, Assignment and Bill of Sale

Exhibit C	Mon-Foreign Affidavit

Exhibit D	Dispute Resolution

Schedule 6	Officers Having Seller’s Knowledge

Schedule 6.d	Pending and Threatened Actions

Schedule 6.e	Non-Compliance with Laws and Orders

Schedule 6.f	Environmental Liabilities and Violations

Schedule 6.g	AFEs and Capital Commitments

Schedule 6.i	Defaults and Material Contracts

Schedule 6.k	Imbalances

Schedule 6.l	Preferential Rights/Consents to Assign/Notices

Schedule 9.5	Permitted Encumbrance Disclosures

Schedule 21.c	Ongoing Bonds

Schedule 25	Eligible Accounts Receivable

Schedule of Definitions
Action	6.d
AFEs	6.h
Assigned Contracts	1.c
Buyer	Preamble
Casualty Defect	29.a
Claims	21
Closing	19
Closing Date	19
Defaulting Party	19
Defect	9
Defect Dispute	13.c
Disputed Adjustment Amount	13.c
DRI – Operated Leases	16.f
Earnest Money	4
Effective Date	2
Eligible Accounts Receivable	25
Environmental Law	6.f
Environmental Liability	6.f
Equipment	1.d
Excluded Assets	1
Final Settlement Amount	25
Final Statement	25
Governmental Authority	6.d
Governmental Order	6.c
Hydrocarbons	6.k
Law	6.c
Liquidated Damages	14.d
Material Deficiency	9.a
Material Environmental Deficiency	9.c
Material Title Deficiency	9.b
Mississippi NPI	33.a
Non-Defaulting Party	19
NORM	21.a
NPI Owners	33.a
Onboard	33.b
Onboard Agreement	33.b
Onboard Interests	33.b
Ongoing Bond(s)	21.c
Permitted Encumbrances	9.d
Person	6.f
Preferential Rights	11
Properties	1
Replacement Bond(s)	21.c
Retained Claims	6.d
Sale Price	3
Seller	Preamble
Seller Group	21
Seller’s Knowledge	6
Settlement Date	25
Taxes	6.i
Wells and Facilities	21.a

THIS AGREEMENT, dated as of September 17, 2004 is between ORCA ENERGY, L.P., a Delaware Limited Partnership, with offices at 730 North Post Oak Road, Fourth Floor, Houston, Texas 77024 (hereinafter referred to as “Seller”), and THE HOUSTON EXPLORATION COMPANY, a Delaware corporation, with offices at 1100 Louisiana Street, Suite 2000, Houston, Texas 77002 (hereinafter referred to as “Buyer”).

WITNESSETH

WHEREAS, Seller owns interests in certain oil and gas properties located (i) in the Outer Continental Shelf of the Gulf of Mexico, located offshore Louisiana, (ii) in the state waters offshore Louisiana, and (iii) onshore within Mississippi, each as identified on Exhibit A attached hereto; and

WHEREAS, Buyer desires to purchase and Seller desires to sell such oil and gas leasehold interests and related properties;

THEREFORE, in consideration of the covenants and agreements herein contained, Seller and Buyer agree as follows:

1.	Properties. “Property” or “Properties” means all of the Seller’s right, title, and interests in, to and under the properties (real, personal or mixed) and appurtenant rights (contractual or otherwise) set out below, less and except, and Seller does not hereby agree to sell, any of the Excluded Assets, as hereinafter defined:

a)	The oil and gas leasehold interests, working interests, record title interests, operating rights interests, contractual rights, interests, overriding royalty interests, reversionary interests, net profits interests, rights to take royalties in-kind, and other interests in production of oil, gas or other minerals that are associated with the interests described in and subject to the reservations expressed in Exhibit A hereto (the “Leases”);

b)	The presently existing and valid unitization, communitization and pooling declarations, orders, and agreements (including, but not limited to all units formed by voluntary agreement and those formed under the rules, regulations, orders or other official acts of any governmental entity having appropriate jurisdiction) to the extent they relate to any of the interests that are described in Exhibit A hereto, or the production of oil, gas or hydrocarbon and non-hydrocarbon substances attributable thereto;

c)	All of the presently existing and valid oil sales contracts, casinghead gas sales contracts, gas sales contracts, processing contracts, gathering contracts, transportation contracts, easements, rights-of-way, servitudes, franchise, surface leases, subsurface leases, permits or licenses of any nature owned, held or operated in connection with operations, farm-out contracts, farm-in contracts, balancing contracts (including but not limited to gas imbalances), suspense funds, operating agreements, areas of mutual interest and other contracts, agreements and instruments (to the extent said contracts are transferable) that are described on Exhibit A hereto, to the extent they relate to any of the interests that are described in Exhibit A hereto or to the production of oil, gas or other hydrocarbon and non-hydrocarbon substances attributable thereto (collectively, the “Assigned Contracts”);

d)	All of the personal property, improvements, fixtures, facilities, wells (including all inactive wells and plugged and abandoned wells), gathering lines, flow lines, injection lines, pipelines, tanks, boilers, buildings, machinery, equipment (surface and downhole), inventory, utility lines, power lines, telephone lines, roads and other appurtenances, to the extent the same are situated upon and used or held for use by Seller in connection with the ownership, operation, maintenance or repair of the interests that are described in Exhibit A hereto, or the production of oil, gas or other hydrocarbon and non-hydrocarbon substances attributable thereto(collectively, the “Equipment”); and

e)	All of Seller’s right, title and interest in and to the Records (as defined in Paragraph 19(e) hereof);

provided that notwithstanding anything in Paragraphs 1 a) through e), above, the Properties shall not include, (i) oil, gas, and minerals produced from or attributable to the Properties during any period prior to the Effective Date, and the products and proceeds thereof, (ii) intellectual property, patents, copyrights, names, logos, trade secrets, proprietary information, reserve reports and interpretive studies; (iii) any claims and accounts of Seller for recovery of money or damages, rights to insurance (except as herein provided) and indemnity coverage, rights to tax refunds, and audit rights, if any, attributable to the Properties with respect to any occurrences prior to the Effective Date except to the extent they relate to any Claim assumed by Buyer hereunder; (iv) any trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables attributable to the Properties with respect to any period of time prior to the Effective Date, (v) any corporate, financial, income and franchise tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Properties), (vi) all rights relating to the existing claims and causes of action as of the Effective Date except to the extent they relate to any Claim assumed by Buyer hereunder; (vii) Seller’s bonds (and including, without limitation, all other means of alternate financial assurance, and all escrow accounts and collateral of any kind securing or providing credit support for any such bonds or other forms of financial assurance), permits, licenses or other authorizations used in the conduct of Seller’s business generally; (viii) all proceeds, income, revenues or other benefits (including any benefit attributable to any future laws or regulations in respect of “royalty relief” or other similar measures) not otherwise enumerated above, as well as any security or other deposits made, attributable to (1) the Properties for any period prior to the Effective Date, or (2) any of the other Excluded Assets; (ix) all books, records and files that relate to the assets and rights identified in clauses (i) through (viii), above, and any other records expressly retained by Seller pursuant to the terms of this Agreement; and (x) all agreements and correspondence between Seller and Petrie Parkman & Co. relating to the transactions contemplated by this Agreement (hereinafter referred to collectively as the “Excluded Assets”).

2.	Sale and Purchase. Subject to and upon all of the terms, conditions, reservations and exceptions hereinafter set forth, Seller shall sell, transfer, assign, convey and deliver the Properties to Buyer, and Buyer shall purchase, receive, pay for and accept the Properties from Seller, effective August 1, 2004, at 7:00 am Central Standard Time (the “Effective Date”).

3.	Sale Price. The sale price for the Properties shall be One Hundred Thirteen Million, Five Hundred Thousand Dollars ($113,500,000) (the “Sale Price”), subject only to any applicable price adjustment as provided for herein below.

4.	Earnest Money. Upon execution of this Agreement, Buyer shall deposit into an account designated by Seller a cash earnest money deposit in the amount of ten percent (10%) of the Sale Price (“Earnest Money”). If Closing occurs, the Earnest Money shall be credited against the Sale Price at Closing. Otherwise, if Closing does not occur, the disposition of the Earnest Money shall be as prescribed in Paragraph 14 or 19, as applicable.

5.	Allocated Values. Buyer and Seller hereby agree upon the allocation of the Sale Price among the Properties (the “Allocated Values”). The Allocated Values are made a part of this Agreement and are shown on Exhibit A-1, which is attached hereto.

6.	Seller’s Representations. For purposes of this Agreement, the term, “Seller’s Knowledge,” means the actual knowledge of the officers of Seller who are listed on Schedule 6 hereto, without any of such officers and employees having made any special inquiry into the facts for purposes of making the representations set forth in this Paragraph 6, and without any of such officers and employees having had any duty to make any such inquiry. Subject to the foregoing provisions of this Paragraph 6, Seller represents and warrants to Buyer that, as of the date hereof and as of the Closing Date:

a)	Seller has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement and the other documents and agreements contemplated hereby. This Agreement, and all documents and instruments required hereunder to be executed and delivered by Seller at Closing, constitute legal, valid and binding obligations of Seller enforceable in accordance with their respective terms, subject to applicable bankruptcy and other similar laws of general application with respect to creditors and general equitable principles.

b)	The execution, delivery and performance of this Agreement and the transaction contemplated hereunder have been and shall be duly and validly authorized by all requisite authorizing action, corporate, partnership, limited liability company or otherwise, on the part of Seller.

c)	The execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby do not and will not (i) violate, conflict with or result in the breach of the agreement of limited partnership (or similar organizational documents) of the Seller, (ii) conflict with or violate any order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority (“Governmental Order”) or any federal, state, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (“Law”) applicable to the Seller or the Properties or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture to which the Seller is a party, except, in the case of clauses (ii) and (iii), as would not (1) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby or (2) otherwise have a material adverse effect on any of the Properties.

d)	Except as set forth in Schedule 6(d) (those items described on such schedule are herein called the “Retained Claims”), (i) to Seller’s Knowledge as of the date hereof there is no action, suit, arbitration, inquiry, proceeding or investigation by or before any governmental authority (“Action”) by or against the Seller or the Properties pending before any governmental administrative authority, agency, board or commission or any court, tribunal, or judicial or arbitral body (“Governmental Authority”), and (ii) to Seller’s Knowledge, there is no Action threatened by or against Seller relating to the Properties or against the Properties, except as would neither (1) materially and adversely affect the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby, nor (2) otherwise have a material adverse effect on the value, use or operation of any of the Properties.

e)	To Seller’s Knowledge the Properties are and have been operated in compliance with all Laws and Governmental Orders and the Seller and its predecessors are not and has not been in violation of any such Laws or Governmental Orders relating to the Properties, except for the matters set forth in Schedule 6(e) and except for any such noncompliance or violation that could not reasonably be expected to have a material adverse effect on the value, use or operation of any of the Properties or the ongoing liabilities and Claims associated with ownership or operation of the Properties.

f)	To Seller’s Knowledge there is no claim, demand, order, suit, obligation, liability, fine, penalty, remediation or cost (“Environmental Liability”) that has not been resolved in a manner sufficient to comply with applicable Environmental Laws, arising out of, relating to or resulting from any of the Properties for violation of or non-compliance with any (i) Law addressing health, safety, pollution, natural resources or protection of the environment or (ii) Assigned Contract addressing health, safety, pollution, natural resources, or protection of the environment (collectively, “Environmental Laws”), except (x) as disclosed in Schedule 6(f), (y) usual and customary obligations to plug and abandon wells, abandon and remove platforms and facilities and to the restore the land relating to such wells, or (z) non-compliance that could not reasonably be expected to result in any material adverse effect on the value, use or operation of any of the Properties. To Seller’s Knowledge there has been no contamination of groundwater, surface water or soil on the lands covered by the Properties resulting from the operation of the Properties that requires remediation under any applicable Environmental Law or could reasonably be expected to give rise to any Environmental Liability; and neither Seller nor its predecessors have received from any Governmental Authority or any individual, partnership, corporation, limited liability company, association, trust, unincorporated organization or other entity (“Person”) any notice claiming the existence of a violation of any Environmental Law, a failure to comply with any Environmental Law or the existence of any Environmental Liability.

g)	Except as disclosed in Schedule 6(g), as of the Effective Date, there were no outstanding authorizations for expenditure (“AFEs”) or other capital commitments to third parties that were binding on the Properties and that could reasonably be expected to require expenditures by the owner of the Properties after the Effective Date in excess of $100,000.

h)	To Seller’s Knowledge, all taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority relating to the Properties (“Taxes”) for which Seller or any successor owner of the Properties is or could reasonably be expected to be liable have been timely paid. The Seller has not received from any Governmental Authority any written notice of proposed adjustment, deficiency or underpayment of any Taxes relating to the Properties, other than any proposed adjustment, deficiency or adjustment that has been satisfied by payment or settlement, or withdrawn. To Seller’s Knowledge, there are no Tax liens on any of the Properties (other than Permitted Encumbrances).

i) Except as disclosed in Schedule 6(i), to Seller’s Knowledge:

i)	neither Seller nor any other party is in default in any respect under any Lease or Assigned Contract,

ii)	there are no (x) Assigned Contracts with affiliates of the Seller that will be binding on the Properties after Closing or (y) hedges, swaps or other derivatives contracts that will be binding on any of the Properties or Buyer after Closing,

iii)	except for the Assigned Contracts, there exist no agreements, contracts or commitments that relate to the ownership, operation, value, or use of any of the Properties, or to which any of the Properties or Buyer will be subject after the Closing, that would have an adverse effect on the value, operation or use of any of the Properties,

iv)	all Assigned Contracts contain only such terms as are typical and customary in the oil and gas industry for agreements of their nature, and no Assigned Contract contains any excessive or onerous terms that will interfere with Buyer’s ownership, use or operation of any of the Properties, that imposes any financial or other obligations beyond those customary in agreements of their nature or in an amount greater than $100,000, that could reasonably be expected to require Buyer to assign or otherwise transfer an interest in any of the Properties or that could reasonably be expected to result in a significant increase in the cost of operating any of the Properties.

v)	the Leases and Assigned Contracts are in full force and effect in all respects, and no terms thereof have been amended, modified or waived in any respect that would have an adverse effect on the value, operation or use of any of the Properties.

j)	All proceeds from the sale of oil gas and other minerals (“Hydrocarbons”) attributable to Seller’s net revenue interest in the Properties as set forth on Exhibit A have been and are currently being paid in full to the Seller (after Tax withholdings and similar deductions authorized by the terms of the Assigned Contracts or applicable Law), with the exception of certain prior temporary interruptions or suspenses of revenues that have been resolved and are no longer in effect. Further, other than as set forth on Schedule 6(j), the Seller is not obligated by virtue of a take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements reflected in the net revenue interest figures set forth on Exhibit A), to deliver Hydrocarbons attributable to the Properties at some future time without receiving full payment therefor at or after the time of delivery.

k)	To Seller’s Knowledge, Schedule 6(k) sets forth all of the Seller’s pipeline and production imbalances and penalties as of the Effective Date arising with respect to the Properties.

l)	Except as set forth on Schedule 6(l), none of the Properties, or any portion thereof, is subject to any preferential rights to purchase or required third-party consents to assignment which may be applicable to the transactions contemplated by this Agreement, except consents and approvals of assignments by Governmental Authorities that are customarily obtained after closing. The Seller has no reason to believe that the consents and approvals described above will not be obtained in the ordinary course of business.

m)	To Seller’s Knowledge, except as set forth on Schedule 6(m) all costs and expenses (including, without limitation, all bills for labor, materials and supplies used or furnished for use in connection with the Properties, and all severance, production, ad valorem, windfall profit and other similar taxes) relating to the operation of the Properties and all royalties, overriding royalties and other burdens on production from the Properties have been, and are being, paid (timely, and before the same become delinquent) in all material respects.

n)	The Equipment necessary to be used in connection with the production and handling of Hydrocarbons being produced from the Properties on the Effective Date and on the date of this Agreement is in good condition, reasonable wear and tear excepted, and is adequate for the operation of the Properties as they are currently being operated.

•	) There are no brokerage, finder’s or other fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller for which Buyer will have any liability or obligation.

7.	Buyer’s Representations. Buyer represents and warrants to Seller that as of the date hereof and as of the Closing Date:

a)	Buyer is a duly organized corporation validly existing and in good standing under the laws of the State of Delaware; will be (at the Closing Date) duly qualified to carry on its business in the state(s) in or adjacent to which the Properties are located, and has full power and authority to enter into and perform pursuant to this Agreement according to its terms and this Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid, and binding obligation on it, enforceable against it in accordance with its terms; subject to applicable bankruptcy and other similar laws of general application with respect to creditors.

b)	Buyer’s execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action and will not conflict with or violate any agreement, law, rule, regulation, ordinance, charter or other instrument governing either Buyer’s organization, management, business affairs or instrument to which Buyer is a party or by which Buyer is bound.

c)	The execution, delivery and performance of this Agreement and the other documents and agreements contemplated hereby do not and will not (i) violate, conflict with or result in the breach of the articles of incorporation or bylaws (or similar organizational documents) of the Buyer, (ii) conflict with or violate any Governmental Order or any Law applicable to the Buyer or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage or indenture to which the Buyer is a party, except, in the case of clauses (ii) and (iii), as would not (1) materially and adversely affect the ability of the Buyer to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the other documents and agreements contemplated hereby or (2) otherwise have a material adverse effect on any of the Properties.

d)	By reason of its knowledge and experience in the evaluation, acquisition, and operation of oil and gas properties, Buyer has evaluated the merits and risks of purchasing the Properties from Seller and has formed an opinion based on Buyer’s knowledge and experience and not on the representations and warranties by Seller except as set forth herein. In entering into this Agreement, Buyer has relied solely on the express representations, warranties and covenants of Seller in this Agreement, Buyer’s independent investigation of, and judgment with respect to, the Properties and the advice of its own legal, tax, economic, environmental, engineering, geological and geophysical advisors and not on any comments or statements of any representatives of, or consultants or advisors, engaged by Seller. Buyer has not relied and will not rely on any statements or interpretation by Seller or its representatives in making its decision to enter into this Agreement or to close this transaction.

e)	Buyer has sufficient cash funds unconditionally at its disposal to enable Buyer to pay the Sale Price at Closing, and Buyer’s ability to pay the Sale Price at Closing is not subject to financing or to any other conditions that are not expressly set forth in this Agreement. Buyer is not aware of any event or condition that is reasonably likely to result in such funds not being available at Closing.

f)	Buyer is now, and hereafter shall continue to be, qualified to own and act as the designated operator of federal oil, gas and mineral leases in the Outer Continental Shelf, Gulf of Mexico, as well as private leases in the State of Mississippi, and leases granted by the State of Louisiana, and the consummation of the transactions contemplated hereby will not cause Buyer to be disqualified as such an owner or operator or to exceed any limitation imposed by any law, statute, rule, or regulation.

g)	Seller shall not have, directly or indirectly, any responsibility, liability or expense as a result of undertakings or agreements by Buyer or any of its affiliates for any commission, investment banking fees, financial advisory fees, brokerage fees, finder’s fees, or legal fees in connection with the transactions contemplated by this Agreement.

h)	As of the date hereof, Buyer has no knowledge of any matter that would constitute a breach by Seller of Seller’s representation, warranties or covenants hereunder.

8.	Access to Records. After execution of this Agreement, Seller shall give Buyer and its authorized representatives, during regular business hours, at Buyer’s sole risk, cost and expense, access, with copying privileges, to all geological, geophysical, production, engineering and other technical data and records, to all contract, land, title and lease records, and to such other information that Buyer may reasonably request, to the extent such data and records relate to the Properties and are in Seller’s possession or to which Seller has access upon request without incurring any expense other than reasonable expenses incidental to copying and delivery of such Records to Seller’s or Petrie Parkman & Co.’s offices; provided, however, Seller shall have no obligation to provide Buyer such access or copying privileges to any data or information which Seller cannot legally provide Buyer because of third-party restrictions on Seller after Seller has made commercially reasonable efforts to obtain such a waiver (i.e., Seller has made a written request to the appropriate Person, based on Seller’s Records, for waiver of such restrictions) and such Person has either declined to grant such waiver or failed to respond to such request. Buyer shall keep all materials and data obtained confidential and shall return any and all materials and data including Buyer’s notes and work papers if Closing does not occur or as to any properties not purchased at Closing.

9.	Defects. For the purpose of this Agreement, a “Defect” shall mean the existence of any of the events, circumstances, or conditions described in Paragraphs 9. b) or 9. c) that results in a ”Material Deficiency,” as hereinafter defined, excluding any and all “Permitted Encumbrances,” as hereinafter defined.

a)	A “Material Deficiency” means the existence of: one or more “Material Title Deficiencies,” as defined in Paragraph 9. b), and/or one or more “Material Environmental Deficiencies,” as defined in Paragraph 9. c).

b) A “Material Title Deficiency” exists if:

i)	Any liens, mortgages, deed of trust liens, and/or security interests that do not constitute Permitted Encumbrances exist that burden the Properties; or

ii)	Seller owns less than the net revenue interest shown on Exhibit A hereto or is obligated to bear a share of the costs of operation greater than the working interest shown on Exhibit A hereto without a corresponding increase in net revenue interest for the remaining term of the applicable Lease; or

iii)	Seller’s rights and interests have been or are subject to being reduced by virtue of the exercise by a third party reversionary or back-in interest, farm-out rights, or other similar right not reflected on Exhibit A hereto; or

iv)	Seller is in default in any respect of any lease, farm-out agreement, or other contract or agreement affecting any of the Properties; or

v)	The underlying facts asserted in any representations and warranties of Seller contained in Paragraphs 6.g) through 6.j) and 6.l) through 6.n) of this Agreement shall be untrue and/or incorrect in any respect (without regard to Seller’s lack of knowledge that any such representation or warranty that was made based on “Seller’s Knowledge” was, in fact, untrue and/or incorrect in any respect); and

vi)	If any such fact, condition or circumstance enumerated in Paragraphs 9. b) i) through v) exists with respect to any Property (without duplication in the event that any particular fact, condition or circumstance is covered by more than one of such Paragraphs), the existence of such fact, condition or circumstance could reasonably be expected to adversely affect the value, use or operation of the affected Property by Two Hundred Fifty Thousand Dollars ($250,000.00) or more, it being understood that any fact, condition or circumstance enumerated in Paragraph 9.b) i) through v) that adversely affects the value of the affected Property by less than $250,000.00 shall not be included or otherwise considered in the calculation of whether a Material Deficiency exists, as defined in Paragraph 9.a); provided that, all such facts, condition and circumstances affecting a Property with a single Allocated Value such as a Lease shall be aggregated in applying such $250,000 limitations.

c) A ”Material Environmental Deficiency” exists (without duplication) if:

i)	(a) Seller is required to conduct remediation or take other corrective action(s) under the Environmental Laws in effect at the Effective Date with respect to conditions existing on any Property and (b) a failure to comply with such remediation or other corrective obligations would adversely affect the value, use or operation of the affected Property by Two Hundred-Fifty Thousand Dollars ($250,000.00) or more per occurrence; or

ii)	(a) Seller or its predecessors in title with respect to any of the Properties have violated or not complied with Environmental Laws with respect to any of the Properties and (b) Buyer, as a successor owner or operator of such Property, could reasonably be expected, under applicable Environmental Laws, to incur Claims based on Seller’s or its predecessors’ violations of or non compliance with Environmental Laws, exceeding $250,000.00 with respect to any affected Property; or

iii)	(a) The underlying facts asserted in the representation and warranty of Seller contained in Paragraph 6.f) of this Agreement shall be untrue and/or incorrect in any respect (without regard to Seller’s lack of knowledge that any such representation or warranty that was made based on “Seller’s Knowledge” was, in fact, untrue and/or incorrect in any respect), and (b) Buyer, as a successor owner or operator of such Property, could reasonably be expected, under applicable Environmental Laws, to incur Claims as a result thereof, exceeding $250,000.00 with respect to any affected Property.

Buyer and Seller agree that if any fact or circumstance enumerated in Paragraph 9.c) i), ii), or (iii) exists that adversely affects the value of the affected Property by less than $250,000.00, such fact or circumstance shall not be included or otherwise considered in the calculation of whether a Material Deficiency exists, as defined in Paragraph 9.a).

d)	Notwithstanding the foregoing provisions of this Paragraph 9, none of the following (collectively “Permitted Encumbrances”) shall constitute a Material Deficiency:

i)	Royalties, overriding royalties, production payments, reversionary interests, convertible interests, net profits interests, and similar burdens encumbering the Properties to the extent the net cumulative effect of such burdens do not, as of Closing or any time thereafter during the term of the applicable Lease, operate to reduce the net revenue interests of the Properties to less than the net revenue interests set forth in Exhibit “A”.

ii) Preferential purchase rights;

iii)	Consents to assign, rights of approval of the assignee, notice requirements, and similar contractual provisions if Seller’s failure to comply therewith could not reasonably be construed to cause the assignment to Buyer of any of the Properties affected thereby to be void or voidable and Seller’s failure to obtain such consent or approval could not reasonably be construed to subject Buyer to any Claims;

iv)	All rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of the Properties;

v)	Rights reserved to or vested in any governmental entity having appropriate jurisdiction to control or regulate the Properties in any manner whatsoever, and all Laws of any such governmental entity;

vi)	Easements, rights-of-way, servitudes, surface leases, subsurface leases, pipelines, and structures on, over and through the Properties;

vii)	All of the terms and conditions of all leases, contracts, agreements, and instruments associated with or attributable to the Properties, that do not constitute or result in any of the circumstances, conditions or events expressly described in Paragraphs 9. b) i) through vi) hereof;

viii)	Taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested by Seller in good faith in the normal course of business;

ix)	Liens of operators relating to obligations not yet due or not yet delinquent or, if delinquent, that, to the extent listed on Schedule 9.d), are being contested by Seller in good faith in the normal course of business;

x)	Liens described on Schedule 9. d) hereof that are unenforceable either because the underlying obligations have been satisfied, the liens have been discharged by final, nonappealable order of a United States Bankruptcy Court having jurisdiction, the liens have been extinguished by the foreclosure proceedings out of which Seller acquired certain of the Properties, or the statutory period within which such lien must be enforced, if at all, has expired, as confirmed in an opinion of counsel letter prepared by an attorney approved by Buyer, which approval will not be unreasonably withheld or delayed, and delivered to Buyer on or before 15 days before Closing (For purposes of this Paragraph 9.d)x), the law firm of Schully, Roberts, Slattery, Jaubert & Marino of New Orleans, Louisiana, is approved by Buyer, and any opinion letter rendered by such firm for purposes of this paragraph shall not be objectionable based on the inclusion in such opinion of usual and customary assumptions, exceptions, and qualifications.);

xi)	The unsatisfied obligation of Seller described on Schedule 9. d) hereof, which arises under that certain unrecorded letter agreement dated December 6, 2002, as amended, originally between Denbury Offshore, Inc. et al and Dunhill Resources, Inc. relating to East Cameron Block 33, Offshore Cameron Parish, Louisiana;

xii) Production Imbalances as set forth on Schedule 6.k); and

xiii) Defects that are waived by Buyer.

10.	Notice of Defects. Upon the discovery by Buyer of any Material Title Deficiency or any Material Environmental Deficiency, Buyer shall promptly notify Seller in writing. Any such notice by Buyer shall include appropriate evidence and documentation to substantiate its position and shall be delivered to Seller on or before five (5) days prior to the Closing Date. After the Closing Date, Buyer shall be deemed to have fully inspected and accepted the Properties “as is” in their then current physical and environmental condition and the Properties shall be deemed to be free of Defects. Any Material Title Deficiency or Material Environmental Deficiency that is not disclosed to Seller on or before five (5) days prior to the Closing Date shall conclusively be deemed waived by Buyer for all purposes.

11.	Preferential Rights. Buyer and Seller recognize that the Properties may be subject to preferential purchase rights, rights of first refusal, consents to assign, lessor’s approvals, or similar rights (collectively, “preferential rights”). Seller is responsible for identifying the existence of all preferential rights, and shall be responsible for taking such steps as are necessary for soliciting all required approvals and consents relating to preferential rights. Seller shall exercise reasonable commercial diligence to notify all holders of preferential rights of Seller’s intention to sell the Properties affected thereby and of the corresponding Allocated Values.

If any third party that elects to exercise a preferential purchase right fails to consummate the purchase of any Property covered by such right pursuant to the terms of this Agreement, then Buyer shall purchase said Property from Seller under the terms of this Agreement for a price equal to that portion of the Sale Price previously allocated to it.

All properties for which preferential purchase rights have been waived, or for which the period to exercise such rights has expired prior to Closing, shall be sold to Buyer at Closing pursuant to the provisions of this Agreement.

In any case where the parties have failed to obtain from any such preferential rights holder prior to Closing the approval of or consent of such preferential rights holder to the transactions contemplated hereby, and the time for the exercise of such preferential rights has not expired, Buyer shall have the right, but not the obligation, to include in the Closing the Properties affected by such preferential rights. If Buyer does so, and the holder of the preferential rights validly exercises such preferential rights after the Closing, the Buyer will honor the preferential rights so exercised subject to its receipt from the preferential rights holder of payment of the Allocated Value of each affected Property, as set forth on Exhibit A-1 hereto.

12.	Physical and Environmental Inspection. After the execution of this Agreement, Buyer and its authorized representatives shall have physical access to the Properties at Buyer’s sole cost, risk and expense for the purpose of inspecting the same, conducting such tests, examination, investigations and assessments as may be reasonable and necessary or appropriate to evaluate the environmental and physical condition of the Property, including, but not limited to the identification of wetlands. For those Properties that are not operated by Seller, Seller shall use commercially reasonable efforts to obtain permission from the operator for Buyer to conduct such inspections, but provided Seller has exercised such commercially reasonable efforts, Seller shall have no liability to Buyer for failure to obtain any such operator’s permission. BUYER SHALL DEFEND AND INDEMNIFY SELLER FROM ANY AND ALL LIABILITY, CLAIMS, CAUSES OF ACTION, INJURY TO BUYER’S EMPLOYEES, AGENTS, CONTRACTORS, SUBCONTRACTORS OR INVITEES OR TO BUYER’S PROPERTY AND/OR INJURY TO SELLER’S PROPERTY, EMPLOYEES, AGENTS OR CONTRACTORS THAT MAY ARISE OUT OF BUYER’S INSPECTIONS EXCEPT TO THE EXTENT OF SELLER’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. Seller has provided Buyer with the Starwood Environmental Phase I Report dated October 2003 and Buyer agrees to provide to Seller a copy of any environmental assessment, including, but not limited to any reports, data, and conclusions, relating to any environmental condition asserted by Buyer to constitute a Defect pursuant to Paragraph 9(e). Buyer and Seller shall keep any and all data or information acquired by all such examinations and results of all analysis of such data and information strictly confidential and not disclose same to any person or agency without the prior written approval of the other party, unless required to do so by applicable law. The foregoing obligation of confidentiality shall survive Closing (as to Seller) or termination of this Agreement without closing (as to Buyer).

13. Sale Price Adjustments.

a)	Downward Adjustments: At Closing, the Sales Price shall be adjusted downward by the following, subject to the limitation stated in Paragraph 13.a) i) 3):

i)	If, but only if, Defects exist that constitute a Material Deficiency, Buyer may, in good faith, by delivery of written notice to Seller of the existence of such Defects pursuant to the terms of Paragraphs 9 and 10 above, request reduction of the Sale Price for the Property(ies) affected by such Defect(s). Upon timely delivery of a notice by Buyer of such Defect(s), Seller, at Seller’s option, (1) shall cure any such Defect at Seller’s sole cost and expense to the reasonable satisfaction of Buyer prior to Closing Date, (2) the Sale Price shall be reduced for purposes of Closing by the amount requested by Buyer, subject to resolution of any Defect Dispute pursuant to Paragraph 13.c), including, without limitation, the deposit by Buyer of the Disputed Adjustment Amount, as provided therein, or (3) if Buyer and Seller cannot agree upon the existence of any Defect(s) or the amount of the resulting Sale Price reduction, then Seller may remove the affected Property(ies) from the sale, in which case the Sale Price shall be reduced by the Allocated Value thereof. If the aggregate Sale Price adjustment that would result from such Defects exceeds twenty percent (20%) of the total Sale Price, Seller or Buyer may terminate this Agreement unilaterally by written notice to the other, with the consequences of such termination being as if it had occurred under Paragraph 14(a) below. If the Sale Price reduction amount for any given Property would both: (a) equal or exceed fifty percent (50%) of the Allocated Value for such Property, and (b) exceed Two Million Dollars ($2,000,000) with respect to such Property, Seller may, at its option, elect to retain the affected Property, or Buyer may, at its option, elect not to purchase the affected Property, in which case the same shall be excluded from this Agreement, and the Sale Price shall be reduced by the Allocated Value thereof; provided that if any Sale Price adjustment proposed by Buyer for any given Property that has an Allocated Value of $2,000,000, or less, is based on the existence of a Claim or Environmental Liability relating to such Property that is alleged in good faith by Buyer to equal or exceed the Allocated Value of such Property, either Buyer or Seller may, at its option, elect not to include such Property in the purchase and sale contemplated hereby, and the Sale Price shall be reduced by the Allocated Value of such Property. Sale Price downward adjustments shall be determined in good faith and in accordance with the following guidelines, to the extent applicable:

(1)	If a Sale Price adjustment is based upon Buyer’s notice that Seller owns a lesser net revenue interest than that shown on Exhibit A hereto, then the value for the portion of the Properties affected shall be reduced proportionately to reflect the changes in the net revenue interest from that shown on Exhibit A hereto, based on the Allocated Values for such Properties, in which case the Sale Price shall be reduced accordingly.

(2)	If the Defect constitutes a Material Environmental Deficiency, and such Property is included in the sale pursuant to the provisions of the Paragraph 13, the adjustment shall be the present value, without duplication, of the costs of remediation of the affected Property and resolving all Claims and Environmental Liabilities relating thereto.

(3)	After a preliminary calculation has been made pursuant to this Paragraph 13. a) i) regarding the reduction that would be made to the Sale Price as a result of the existence of all Defects of which Buyer has given Seller timely and appropriate notice as prescribed in Paragraph 10, such Sale Price reduction shall be made only to the extent that it exceeds a Three Million Dollar ($3,000,000) deductible with respect to all Defects in the aggregate.

ii) iii) iv)	Any downward adjustment to the Sale Price pursuant to Paragraph 21.c).
Any downward adjustment to the Sale Price pursuant to Paragraph 32.
Any downward adjustment to the Sale Price pursuant to Paragraph 33. b).

v)	All proceeds and revenues received by Seller from the sale of Hydrocarbons produced from the Properties on or after the Effective Date.

vi)	All expenses and costs paid by Buyer attributable to the properties for all periods prior to the Effective Date.

vii) Any other amount agreed to in writing by Buyer and Seller.

b)	Upward Adjustments: At Closing, the Sales Price shall be adjusted upward by the following:

i)	The value of all merchantable oil in storage above the storage tank take-off valve at the Closing Date that was produced prior to the Effective Date, and not previously sold by Seller, that is credited to Seller’s interest in the Leases, such value to be the actual price to be received by Buyer (if this price cannot be determined, then the contract price, or if no contract is in effect the market price in effect as of the Closing Date), less taxes and gravity adjustments deducted by the purchaser of such oil;

ii) Any upward adjustment to the Sale Price pursuant to Paragraph 32;

iii)	The amount of all costs, expenses (including $150,000 per month for general and administrative expenses, plus actual lease operating expenses), and capital expenditures incurred by Seller for operation of the Properties after the Effective Date, including but not limited to (a) taxes on or measured by production, and (b) overhead as specified in the applicable joint operating agreement covering each Property;

iv)	The amount of all prepaid expenses (except insurance) attributable to the Properties that are paid by or on behalf of Seller prior to the Closing Date and that are, in accordance with generally accepted accounting principles, attributable to the period after the Effective Date; and

v) Any other amount agreed to in writing by Buyer and Seller.

c)	Disputes Regarding Defects and Adjustments to Sale Price. It is recognized that good faith differences of opinion may exist between Buyer and Seller in connection with alleged Defect(s) and other Sales Price adjustments, including without limitation, disputes as to: (a) whether or not the alleged defect constitutes a Defect within the meaning of this Agreement; (b) whether or not the magnitude of the alleged Defect(s) is great enough that Buyer is contractually entitled to assert such Defect(s); (c) whether or not the alleged Defect was properly and timely asserted by Buyer pursuant to this Agreement; and (d) the appropriate upward or downward adjustment, if any, to be made to the Sale Price on account of a change in the net revenue and/or working interests from those specified on Exhibit “A”. Closing shall not be delayed, postponed or canceled because an alleged Defect is not agreed upon prior to the Closing Date. If any such difference of opinion regarding an alleged Defect (“Defect Dispute”) is not resolved by mutual agreement of Buyer and Seller prior to the Closing Date, the parties shall consummate the transaction subject to the following provisions of this Paragraph 13. c). With respect to any Property for which Closing occurs subject to a Defect Dispute, the difference between the downward Sale Price adjustment for such Property as asserted by Buyer and the downward Sale Price adjustment for such Property as acceptable to Seller (if any) is hereinafter called the “Disputed Adjustment Amount.” At Closing, the Sale Price shall be calculated using the adjustment amount for such Property as asserted by Buyer, and Buyer shall contemporaneously deposit the Disputed Adjustment Amount into a joint, interest-bearing account with Bank of Texas in Houston, Texas, and Buyer and Seller shall establish such account such that it is jointly owned by each of them and withdrawals therefrom or modifications to such account require dual signatures by both a designated signatory of Seller and a designated signatory of Buyer. Following a Closing that is subject to any Defect Dispute, either party shall have the right, exercisable within three (3) months after the Closing Date, to refer the same to arbitration in accordance with Exhibit “D”, Dispute Resolution, and the arbitrators shall determine the amount of the Sale Price adjustment that should have been made as the result of such Defect Dispute. If the adjustment made at Closing with respect to such Defect Dispute was greater than the adjustment determined by the arbitrators, they shall order that the difference between the adjustment as determined by them and the adjustment as applied at Closing be paid to Seller, with interest thereon, out of the Disputed Adjustment Amount held in the joint account, with the balance of the Disputed Adjustment Amount, if any, to be paid to Buyer. If the adjustment made at Closing with respect to such Defect Dispute was equal to or less than the adjustment determined by the arbitrators, they shall order that the entire Disputed Adjustment Amount be paid to Buyer. If neither party initiates arbitration of such Defect Dispute following Closing, the entire Disputed Adjustment Amount shall be paid to Seller on the first business day following the expiration of three (3) months after Closing. Subject to the terms of Exhibit “D”, the decision of the arbitrator(s) regarding any Defect Dispute shall be final as between the parties, and shall not be subject to review or dispute in a court of law or otherwise.

14.	Disposition of Earnest Money Upon Termination or Failure to Close. The following provisions shall apply in the event of a termination of or failure to close this Agreement:

a)	If this Agreement is terminated by the mutual agreement of Seller and Buyer and not as the result of the failure of either party to perform its obligations hereunder, or if this Agreement fails to Close on or before the Closing Date because any of the conditions set forth in Paragraphs 16 or 17 have not been satisfied for reasons other than as set forth in paragraphs 14. b) and 14. c) hereof and either party is unwilling to agree to extend the Closing Date, then such termination shall be without liability of either party to this Agreement or any shareholder, director, officer, employee, agent or representative of such party, and Seller shall return the Earnest Money in full (without interest) to Buyer promptly upon such termination.

b)	If this Agreement fails to Close on or before the Closing Date as a result of: (i) Buyer’s failure to perform in any material respect any of its covenants under this Agreement, (ii) any material breach by Buyer of any representation or warranty contained herein, or (iii) Buyer taking deliberate action to prevent the satisfaction of any of the conditions expressed in Paragraphs 16 or 17 hereof, and if Seller is not then in default in any material respect under this Agreement, then Seller shall be entitled to retain the Earnest Money as Liquidated Damages, as hereinafter defined, and declare this Agreement terminated with neither party having any further rights, remedies, or obligations hereunder; provided that Seller’s retention of the Earnest Money as Liquidated Damages shall not preclude Seller from seeking, in the alternative, the remedy of specific performance pursuant to Paragraph 19 hereof. If Seller is successful in obtaining a decree of specific performance, then the Earnest Money shall be credited to the Sale Price rather that retained as Liquidated Damages.

c)	If this Agreement fails to Close on or before the Closing Date as a result of: (i) Seller’s breach in any material respect any of its covenants under this Agreement, (ii) any material breach by Seller of any representation or warranty contained in Paragraphs 6.a) through 6.e) or 6.o) hereof, or (iii) Seller taking deliberate action to prevent the satisfaction of any conditions expressed in Paragraphs 16 or 17 hereof, and if Buyer is not then in default in any material respect under this Agreement, then, as Buyer’s sole remedy, Buyer may terminate this Agreement and Seller shall be liable to Buyer for the return of the Earnest Money in full, and in addition, Buyer shall have the right to recover from Seller Liquidated Damages in an additional amount equal to Five Million Dollars ($5,000,000.00); provided that solely with respect Seller’s failure to Close by the Closing Date as the result of any breach of the covenant set forth in Paragraph 20 hereof, the Liquidated Damages amount recoverable by Buyer pursuant to this Paragraph 14.c) shall be Ten Million Dollars ($10,000,000). Seller and Buyer acknowledge that Seller’s representations and warranties in Paragraph 6.d) and 6.e) are made based on Seller’s Knowledge, and that for purposes of Liquidated Damages under this Paragraph 14.c), Seller will not be deemed to be in breach of such representations or warranties if Seller believed them to be true based on Seller’s Knowledge when this Agreement is executed and delivered by Seller: provided that, if there exists any material breach of any representation or warranty contained in Paragraph 6.d) or 6.e) determined without regard to Seller’s lack of knowledge that any such representation or warranty was, in fact, untrue or incorrect, the condition set forth in (ii), above shall be deemed to exist, and if Buyer is not then in default in any material respect under this Agreement, then, as Buyer’s sole remedy, Buyer may terminate this Agreement and Seller shall be liable to Buyer for the return of the Earnest Money in full, but Seller shall have no obligation to pay the Liquidated Damages set forth above.

d)	Buyer and Seller each agree that if this Agreement were to fail to Close on or before the Closing Date for any of the reasons specified in Paragraphs 14. b) or c), then the resulting damages suffered and/or incurred by Seller or Buyer, as applicable, would be incapable of being ascertained with precision by any certain calculation or known rule, and accordingly, the parties have determined in good faith the fixed amount(s) specified in Paragraphs 14. b) and c) that they each agree constitutes a reasonable estimate of the damages each would incur as the result of such a breach by the other, and not a penalty (herein called “Liquidated Damages”).

15.	Warranty of Title. In all conveyances executed and delivered hereunder, Seller shall specially warrant to Buyer and its successors and assigns that it has not previously conveyed or encumbered the Properties and warrant and defend title to the Properties against the lawful claims and demands of all persons whomsoever claiming the same or any part thereof by, through or under Seller, but not otherwise. Seller makes no other warranty or representation, and expressly disclaims any and all other warranties and representations, express, implied, or statutory, as to the quantity or quality of title to the Properties.

16.	Conditions of Closing by Buyer. The obligation of Buyer to close is subject to the satisfaction of the following conditions:

a)	Buyer shall have had reasonable access during normal business hours to all data and records obligated to be provided to Buyer as provided herein;

b)	Buyer shall have had reasonable access to the Properties to conduct an inspection for all purposes, including, but not limited to environmental condition;

c)	The underlying facts asserted in the representations and warranties of Seller contained in Paragraphs 6.a) through 6.e) and 6.o) of this Agreement shall be true and correct in all material respects (without regard to Seller’s lack of knowledge that any such representation or warranty that was made based on “Seller’s Knowledge” was, in fact, untrue or incorrect), and Seller shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Seller;

d) The NPI Owners shall have assigned the Mississippi NPI to Seller; and

e)	No suit or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain or prohibit this transaction, or to declare the transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.

f)	Buyer shall not have determined based on demonstrable facts that it has provided to Seller that there is any material impediment to Buyer becoming the designated operator of each Lease relating to the Properties for which Dunhill Resources, Inc. is currently the designated operator (the “DRI-Operated Leases”), other than Buyer’s compliance following the Closing with the election of operator provisions of the applicable operating agreements relating to each such Property and with the routine rules and regulations of Governmental Authorities having jurisdiction. If, as of Closing, MMS Designation of Operator forms designating Buyer as the operator of any of the DRI-Operated Leases have not been obtained from all of the interest owners of such Lease(s), then at the request of Buyer, Seller shall deliver to Buyer at Closing MMS Designation of Operator forms from each interest owner in such DRI-Operated Lease(s) designating Seller as the operator of such Lease(s).

17.	Conditions of Closing by Seller. The obligation of Seller to close is subject to the satisfaction of the following conditions:

a)	All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects, and Buyer shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by Buyer;

b)	All (i) prerequisite waivers of preferential rights of purchase and (ii) necessary consents for transfer of the Properties, except those that by their nature cannot be requested or obtained until after Closing, have been obtained; or Buyer and Seller have adjusted the Sale Price in accordance with the provisions of this Agreement; and

c)	No suit or other proceeding by any governmental entity shall be pending or threatened before any court or governmental agency seeking to restrain or prohibit this transaction, or to declare this transaction illegal, or to obtain substantial damages in connection with the transaction contemplated hereby.

18.	Preliminary Closing Statement. Seller shall prepare and furnish to Buyer at least three (3) days prior to Closing a preliminary closing statement setting forth the estimated adjustments to the Sale Price and the total amount of funds to be paid by Buyer at Closing. Such statement shall reflect each estimated adjustment and the calculation used to determine such amount. The adjusted Sale Price shall mean the Sale Price adjusted as provided herein, including but not limited to the adjustments for actual and/or estimated revenues and expenses from the Effective Date through the last day of the calendar month immediately preceding the month during which the Closing occurs, Earnest Money, Defects, and preferential rights exercised.

19.	Closing. The closing of the transactions contemplated in this Agreement (“Closing”) shall occur on or before October 29, 2004, at 10:00 A.M. at the offices of Seller or at such other time and place as Seller and Buyer may mutually agree in writing (the “Closing Date”). Buyer and Seller mutually agree that if on the Closing Date either such party is in default in any material respect with regard to any of its representations, warranties, covenants, or other obligations under this Agreement (a “Defaulting Party”) and the other party is not in default in any material respect with regard to any of its representations, warranties, covenants, or other obligations under this Agreement (a “Non-Defaulting Party”) then the Non-Defaulting Party may elect to terminate this Agreement pursuant to Paragraph 14. b) or c), as applicable, and to recover from the Defaulting Party Liquidated Damages as specified in Paragraph 14. b) or c), as applicable. In addition, if Seller is the Non-Defaulting Party and Buyer is the Defaulting Party, Seller may continue to retain the Earnest Money as such, rather than as Liquidated Damages, and Seller may seek to enforce specific performance of the obligation of Buyer to consummate the transaction contemplated hereby. In any action seeking specific performance, the Seller may also seek, in the alternative, to retain the Earnest Money as Liquidated Damages. The Seller’s right, if it is a Non-Defaulting Party, to specific performance shall be determined by to arbitration pursuant to Paragraph 31 hereof. Buyer and Seller each agree that time is of the essence in the performance of its respective obligations hereunder.

At Closing the following shall occur:

a)	Seller shall execute, acknowledge and deliver a Deed, Assignment and Bill of Sale substantially in the form and substance of Exhibit B attached hereto, covering all of the Properties to be sold pursuant hereto;

b)	Buyer shall deliver by wire transfer into an account designated by Seller the total Sale Price as adjusted hereunder, subject to further adjustment after Closing as provided for herein;

c)	On or before Closing, Seller and Buyer shall execute all necessary forms to be filed with the appropriate regulatory authorities concerning the change of ownership and operatorship of the Properties in form and substance reasonably satisfactory to Buyer;

d)	Subject to the terms of any applicable operating agreements and to the provisions hereof, deliver to Buyer exclusive possession of the Properties;

e)	Promptly after Closing Seller shall provide Buyer with the following: any maps, reports and other written material relating to the Properties, including without limitation, lease files, property records, contract files, operations files, copies of tax and accounting records and files, well files, geological and geophysical maps, core analyses and hydrocarbon analyses, well logs, mud logs, core data and field studies (“Records”); however, Seller shall have no obligation to furnish Buyer any data or information that Seller cannot provide Buyer because of third-party restrictions or any data or information that Seller considers to be interpretive. Seller shall have the right to access all of the above listed materials at Buyer’s office during normal business hours to the extent reasonably necessary for a period of seven (7) years from the Closing;

f)	Seller shall prepare and deliver all Change of Operator forms required by applicable conservation or regulatory agencies and notices to third-party working interest owners of the change of ownership in form and substance reasonably satisfactory to Buyer;

g)	In compliance with Section 1445 of the Internal Revenue Code, Seller shall execute and deliver to Buyer a Non-foreign Affidavit in the form of Exhibit C attached hereto; and

h)	Seller shall execute and deliver to Buyer, on forms prepared by Buyer, transfer orders or letters-in-lieu thereof directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Properties.

20.	No Shop. During the period from the date of this Agreement through October 29, 2004, Seller shall not initiate or participate in negotiations with any prospective purchaser, otherwise solicit proposals or offers from any prospective purchaser, or deliver information to any prospective purchaser, with regard to the potential sale or other disposition of the Properties to such prospective purchaser; provided, however, Buyer acknowledges and agrees that: (a) Seller has engaged Petrie Parkman & Co. to assist Seller in the sale of the Properties, (b) many potential purchasers have been informed of Seller’s interest in selling the Properties, (c) several prospective purchasers have participated in presentations from Seller and/or Petrie Parkman & Co. regarding a potential sale of the Properties, (d) various prospective purchasers may from time to time contact Petrie Parkman & Co. and/or Seller regarding an interest in purchasing any or all of the Properties, and it shall not constitute a breach of this Agreement by Seller if either Seller or Petrie Parkman & Co. inform any such prospective purchaser that Seller is subject to an agreement for the purchase and sale of the Properties that includes a “no shop” provision that is in effect until October 29, 2004, and that if such agreement has not been closed on or before such date through no fault of Seller, Seller will be willing and able to consider a sale of the Properties to such prospective purchaser after that date.

21.	Assumption of Prospective Obligations and Indemnities. As used in this Agreement the term “Claims” shall mean claims, demands, causes of action, liabilities, obligations, damages, losses, penalties and judgments of any kind or character, known and unknown, and all costs and fees in connection therewith, including, but not limited to attorney’s fees. “Seller Group” shall mean Seller, Seller’s general and limited partners, and its and their parents, subsidiaries and affiliates, officers, directors, employees, agents, contractors, insurers and invitees.

a)	The Properties have been used for exploring, developing, producing, treating and transporting oil and gas. Spills of wastes, crude oil, produced water, hazardous substances, and other materials may have occurred in the past in connection with the Properties. There is a possibility that there are currently known and unknown inactive wells and facilities, abandoned wells, plugged wells, pipelines, platforms and other equipment and facilities on or underneath the Properties or in proximity thereto that are or were used in connection with the Properties (collectively the “Wells and Facilities”). Additionally, the Properties may contain asbestos, hazardous substances, or Naturally Occurring Radioactive Material (“NORM”). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms; wells, materials and equipment located on the Properties may contain NORM; and NORM containing material may have been buried or otherwise disposed of on the Properties. Special procedures may be required for remediating, removing, transporting and disposing of asbestos, NORM, hazardous substances and other materials from the Properties. Subject to all the terms of this Agreement, Buyer’s agreement to accept the Properties in their “as is, where is” condition, as set forth in Paragraphs 10 and 28 hereof, is made with an awareness of the matters set forth in this Paragraph 21 (a).

b)	Buyer, its successors and assigns, shall, at closing accept assignment from Seller and thereafter pay, perform, or discharge in accordance with their terms the obligations of Seller under the Assigned Contracts that accrue in accordance with generally accepted accounting principles after the Effective Date as well as all obligations of Seller to plug, abandon and/or decommission all Wells and Facilities .

c)	From the date of this Agreement until the Closing Date, Buyer shall cooperate to assist Seller in Seller’s efforts to persuade the beneficiary of each of the bonds described on Schedule 21.c) (herein individually called an “Ongoing Bond,” and collectively, the “Ongoing Bonds”) to agree to discontinue any obligation of Seller or its successors to maintain such Ongoing Bond and any replacement(s) therefor. If Seller is not successful in persuading the beneficiary of any particular Ongoing Bond to agree to discontinue the obligation to maintain such Ongoing Bond and replacement(s) therefor, then Buyer agrees to obtain as of the Closing and maintain in force and effect thereafter replacement bonds for each of the Ongoing Bonds that the beneficiary thereof continues to require (each a “Replacement Bond,” and collectively, the “Replacement Bonds”), in form substantially similar in its terms and amount as the Ongoing Bond that is thereby replaced, and naming as the beneficiary thereof the Person that is the beneficiary of the Ongoing Bond that is thereby replaced. In no event shall Buyer be obligated to obtain and maintain in force Replacement Bonds in an aggregate face amount exceeding $3,950,000. With respect to each Replacement Bond that Buyer is hereby required to obtain and maintain, the discounted present cost (based on an annual discount rate of ten percent (10%)) of the future premiums that Buyer may reasonably be expected to incur in order to maintain such Replacement Bond(s) in force and effect until the fifth (5th) anniversary of the Closing shall either: (i) be a downward adjustment to the Sale Price, if the same can be reasonably estimated as of the Closing, or (ii) to the extent that such Sale Price adjustment cannot reasonably be estimated as of the Closing, be a post-closing adjustment to the credit of Buyer pursuant to Paragraph 25.

d)	BUYER, ITS SUCCESSORS AND ASSIGNS, SHALL DEFEND, INDEMNIFY AND HOLD THE SELLER GROUP HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS FOR PERSONAL INJURY, DEATH OR DAMAGE TO PROPERTY OR TO THE ENVIRONMENT, OR FOR ANY OTHER RELIEF, CLAIMS, OR CAUSES OF ACTION ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, BUYER’S USE, OCCUPATION, OPERATION, MAINTENANCE OR ABANDONMENT OF ANY OF THE PROPERTIES, WELLS AND FACILITIES ON OR AFTER THE EFFECTIVE DATE, INCLUDING ANY SUCH LIABILITIES THAT ARE ALLEGED TO HAVE RESULTED FROM THE NEGLIGENCE OR STRICT LIABILITY OF ANY MEMBER OF THE SELLER GROUP. WHETHER ASSERTED AGAINST BUYER AND/OR SELLER.

e)	BUYER, ITS SUCCESSORS AND ASSIGNS, RELEASES AND FOREVER DISCHARGES THE SELLER GROUP FROM ANY AND ALL CLAIMS, WHETHER DIRECT OR INDIRECT, KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, THAT MAY ARISE ON ACCOUNT OF OR IN ANY WAY CONNECTED WITH THE PHYSICAL CONDITION OF THE PROPERTIES OR ANY LAW OR REGULATION APPLICABLE THERETO, INCLUDING, WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980, AS AMENDED (42 U.S.C. & 6091 ET. SEQ.), THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 (42 U.S.C. & 6901 ET. SEQ.), THE CLEAN WATER ACT (33 U.S.C. & 466 ET. SEQ.), THE SAFE DRINKING WATER ACT (14 U.S.C. & 1401 -1450), THE HAZARDOUS MATERIALS TRANSPORTATION ACT (49 U.S.C. & 1401- 7401 ET. SEQ.) AS AMENDED, THE CLEAN AIR ACT AMENDMENTS OF 1990, AND ANY OTHER APPLICABLE FEDERAL, STATE OR LOCAL LAW.

f)	Neither Seller nor Buyer shall have any obligation or liability under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement for any breach, misrepresentation or noncompliance with respect to any representation, warranty, covenant or obligation if such breach, misrepresentation or noncompliance shall have been either: (i) specifically waived in writing by the other party, or (ii) deemed waived by an express provision of this Agreement.

g)	THE INDEMNIFICATION, RELEASE AND ASSUMPTION PROVISIONS EXPRESSLY AGREED TO BY BUYER IN THIS PARAGRAPH 21 AND PARAGRAPH 29 SHALL BE APPLICABLE WHETHER OR NOT THE CLAIMS IN QUESTION AROSE FROM THE, CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OF SELLER OR ANY THIRD-PARTY AND REGARDLESS OF WHO MAY BE AT FAULT OR OTHERWISE RESPONSIBLE UNDER ANY OTHER CONTRACT, OR ANY STATUTE, RULE, OR THEORY OF LAW, INCLUDING, BUT NOT LIMITED TO, THEORIES OF STRICT LIABILITY. BUYER AND SELLER ACKNOWLEDGE THAT THE FOREGOING INDEMNITIES TOGETHER WITH THIS STATEMENT COMPLY WITH THE EXPRESS NEGLIGENCE RULE AND ARE CONSPICUOUS.

22.	Taxes. All ad valorem taxes, real property taxes, and similar obligations with respect to the tax period in which the Effective Date occurs (the “current tax period”) shall be apportioned between Seller and Buyer as of the Effective Date based on the immediately preceding tax period assessment and Buyer shall receive a downward adjustment to the Sale Price equal to the amount of such taxes apportioned to Seller. Buyer shall pay and defend and hold Seller harmless with respect to payment of all such taxes on the Properties for the current tax period and thereafter, together with any interest or penalties assessed thereon.

23.	Accounting. All proceeds (including receivables held in suspense or escrow for Seller’s account, the right to which will be retained by Seller) from the sale of production actually sold and delivered by Seller prior to the Effective Date attributable to the Properties shall belong to Seller and all proceeds from the sale of production actually sold and delivered after the Effective Date attributable to the Properties shall belong to Buyer.

Except as otherwise specifically provided in this Agreement, all costs, expenses and Claims relating to the Properties that accrue in accordance with generally accepted accounting principles prior to the Effective Date shall be paid and discharged by Seller regardless of when invoices for or evidence of such costs, expenses and Claims are received, and, should Buyer receive any such invoices, Buyer agrees to forward such invoices to Seller within ten (10) business days after receipt thereof. All costs, expenses and Claims relating to the Properties that accrue in accordance with generally accepted accounting principles on or after the Effective Date shall be paid and discharged by Buyer. Seller agrees to either forward such invoices to Buyer within ten (10) business days after receipt thereof or at its option retain and pay such invoices received by it prior to Closing. To the extent that any such invoice covers costs, expenses or Claims that accrued in accordance with generally accepted accounting principles on or after the Effective Date, any amounts paid by Seller shall be recoverable by Seller at Closing or as part of the Final Statement (as defined in Paragraph 25 below). Remaining adjustments shall be made by debits and credits between the parties as part of the Final Statement. No further adjustments or payments between Seller and Buyer shall be made pursuant to this Paragraph 23 following the Settlement Date, as defined in Paragraph 25, other than the final settlement amount to be paid pursuant to Paragraph 25.

24.	Sales Tax. The Sale Price provided for hereunder excludes any sales taxes or other taxes in connection with the sale of property pursuant to this Agreement. If a determination is ever made that a sales tax or other transfer tax applies, Buyer shall be liable for such tax as well as any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on any transfer of property pursuant to this Agreement. Buyer shall defend and hold Seller harmless with respect to the payment of all such taxes, if any, including any interest or penalties assessed thereon.

25.	Post-Closing Adjustments. As soon as practicable after Closing, but in any event within seventy-five (75) days thereafter, Seller shall prepare, in accordance with this Agreement, a final settlement statement (herein called the “Final Statement”) setting forth each adjustment or payment that was not finally determined as of the Closing Date and showing the calculation of the final settlement amount based on the Final Statement (the “final settlement amount”). If and to the extent that Seller: (a) has the right to receive from third parties any accounts receivable that satisfy the criteria prescribed on Schedule 25 attached hereto (“Eligible Accounts Receivable”), or (b) is obligated to pay to any third party any accounts payable, that in each case are attributable to the Properties and relate to time periods prior to the Effective Date, Seller shall have the right to include adjustments for such accounts payable and Eligible Accounts Receivable in the calculation of the final settlement amount, in which event Seller shall provide to Buyer with the Final Statement supporting documentation reasonably satisfactory to Buyer relating to the accounts payable and Eligible Accounts Receivable, and Seller and Buyer shall enter into a mutually satisfactory assignment and assumption agreement pursuant to which Seller assigns such Eligible Accounts Receivable to Buyer and Buyer assumes such accounts payable. Seller shall submit the Final Statement and reasonable supporting documentation to Buyer and shall afford Buyer access to Seller’s records pertaining to the computations contained in the Final Statement. As soon as practicable after receipt of the statement, Buyer shall deliver to Seller a written report containing any changes that Buyer proposes be made to the Final Statement. Buyer shall send to Seller within thirty (30) days after Buyer’s receipt from Seller of the Final Statement a written notice stating either that Buyer agrees with the Final Statement, or that Buyer disagrees with the Final Statement, in which case such notice shall describe in detail Buyer’s basis for any such disagreement and Buyer’s resulting calculation of a proposed final settlement amount. If Buyer has so notified Seller of any disagreement regarding the Final Statement, the parties shall then attempt in good faith to agree with respect to the amounts due pursuant to such post-closing adjustment not later than thirty (30) days after Seller’s receipt of Buyer’s notice of disagreement with Seller’s Final Statement. If the parties are unable to agree within such period, then either party may submit such dispute to arbitration in accordance with the provisions of Paragraph 31 hereof. The date upon which such agreement is reached or the decision of the arbitrator(s) is rendered regarding the final settlement amount is herein called the “Settlement Date.” Within two (2) days after the Settlement Date, Buyer shall pay to Seller or Seller shall pay to Buyer in immediately available funds the net amount due. Notwithstanding anything else in this Paragraph or in Paragraph 23 to the contrary, after Buyer or Seller has paid to the other the final settlement amount, if any, owed pursuant to this Paragraph 25, neither party shall be entitled to any further adjustments or payments pursuant to this Agreement, with the exception of any amount to which a party becomes entitled pursuant to Paragraph 21.

26.	Notices. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, or on the third day after being mailed by registered or certified mail, postage prepaid, to the address as set forth below:

SELLER

Orca Energy, L.P.
Attn: Michael H. Fiuzat
730 North Post Oak Road, Fourth Floor
Houston, Texas 77024
Phone: 713-812-3500

Telefax: 713-812-3555

BUYER

The Houston Exploration Company
1100 Louisiana Street, 20th Floor
Houston, Texas 77002
Phone: 713-830-6800
Telefax: 713-659-7201

27.	Further Assurance. After Closing, each of the parties shall execute, acknowledge and deliver to the other such further instruments and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement. However, Buyer shall assume all responsibility for notifying the purchaser(s) of oil and gas production from the Properties, and such other designated persons who may be responsible for disbursing payments for the purchase of such production, of the change of ownership of the Properties. Buyer shall take all actions necessary to effectuate the transfer of such payments to Buyer. After the Settlement Date, additional proceeds received by or expenses paid by either Buyer or Seller on behalf of the other party shall be settled by invoicing such party for expenses paid or remitting to such other party any proceeds received.

28.	DISCLAIMER OF WARRANTIES. EXCEPT AS PROVIDED IN PARAGRAPH 15 HEREOF, ANY INSTRUMENT OF CONVEYANCE OR SALE EXECUTED PURSUANT HERETO SHALL BE EXECUTED WITHOUT ANY WARRANTY OF TITLE, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO THE MERCHANTABILITY OF ANY OF THE EQUIPMENT OR OTHER PERSONAL PROPERTY INCLUDED IN THE PROPERTIES OR ITS FITNESS FOR ANY PARTICULAR PURPOSE, AND WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER. IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED THE PROPERTIES FOR ALL PURPOSES INCLUDING, WITHOUT LIMITATION, FOR THE PURPOSE OF DETECTING THE PRESENCE OF NATURALLY OCCURRING RADIOACTIVE MATERIAL (HEREINAFTER REFERRED TO AS “NORM”) AND MAN-MADE MATERIAL FIBERS (HEREINAFTER REFERRED TO AS “MMMF”) AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING, BUT NOT LIMITED TO, CONDITIONS RELATED TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES AND THAT BUYER IS RELYING SOLELY UPON THE RESULTS OF SUCH INSPECTION OF THE PROPERTIES AND SHALL ACCEPT ALL OF THE SAME IN THEIR “AS IS, WHERE IS” CONDITION. SELLER DISCLAIMS ALL LIABILITY ARISING IN CONNECTION WITH THE PRESENCE OF NORM OR MMMF ON THE PROPERTIES AND, IF TESTS HAVE BEEN CONDUCTED BY SELLER FOR THE PRESENCE OF NORM OR MMMF, SELLER DISCLAIMS ANY WARRANTY RESPECTING THE ACCURACY OF SUCH TESTS OR RESULTS. IN ADDITION, SELLER AND ITS CONSULTANTS SHALL MAKE NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, INFORMATION OR MATERIALS HERETOFORE OR HEREAFTER FURNISHED BUYER IN CONNECTION WITH THE PROPERTIES OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE PROPERTIES OR THE ABILITY OF THE PROPERTIES TO PRODUCE HYDROCARBONS. ANY AND ALL SUCH DATA, INFORMATION AND OTHER MATERIALS FURNISHED BY SELLER IS PROVIDED TO BUYER AS A CONVENIENCE AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK. BUYER ACKNOWLEDGES THAT THIS EXPRESS WAIVER SHALL BE CONSIDERED A MATERIAL AND INTEGRAL PART OF THIS SALE AND THE CONSIDERATION THEREOF; AND ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF BUYER AND EXPLAINED IN DETAIL AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER. ALL INSTRUMENTS OF CONVEYANCE TO BE DELIVERED BY SELLER AT CLOSING SHALL EXPRESSLY SET FORTH THE DISCLAIMERS OF REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PARAGRAPH.

29.	Operations by Seller. Seller will operate the Seller-operated Properties until Closing, provided that upon written request from Buyer at least ten (10) days prior to Closing, Seller will continue to operate the Seller-operated Properties for up to an additional thirty (30) days after Closing, in which case Buyer shall compensate Seller therefor on the same basis as set forth in Paragraph 13.b) ii) hereof. Such operation of the Properties by Seller on behalf of Buyer shall constitute Buyer’s use, occupation, operation, and/or maintenance of the Properties for purposes of Paragraph 21. c) hereof, and accordingly BUYER SHALL INDEMNIFY AND HOLD THE SELLER GROUP HARMLESS AS SET FORTH IN PARAGRAPH 21.c) FOR ANY AND ALL CLAIMS FOR PERSONAL INJURY, DEATH OR DAMAGE TO PROPERTY OR TO THE ENVIRONMENT, OR FOR ANY OTHER RELIEF, CLAIMS, OR CAUSES OF ACTION ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, SELLER’S OPERATION OF THE PROPERTIES, INCLUDING ANY SUCH LIABILITIES THAT ARE ALLEGED TO HAVE RESULTED FROM THE NEGLIGENCE OR STRICT LIABILITY OF ANY MEMBER OF THE SELLER GROUP. Seller makes no representation that Buyer will be elected or appointed operator of any property included within the Properties.

a)	Casualty Loss. As used herein, the term “Casualty Defect” shall mean, with respect to any of the Properties, any destruction by fire, blowout or other casualty or any taking, or pending or threatened taking, in condemnation or under the right of eminent domain of any asset or portion thereof that occurs subsequent to the execution and delivery of this Agreement by Seller and Buyer. Seller shall promptly notify Buyer of any Casualty Defects of which Seller becomes aware. If any Casualty Defects exist at Closing, Buyer may elect (i) to proceed with Closing to purchase the defective Property and to reduce the Purchase Price by the reduction in value of the defective Property caused by the Casualty Defect (in no event greater than the Allocated Value thereof), as such reduction is determined before or after Closing by mutual agreement of Seller and Buyer, or failing such agreement by a firm of independent consulting engineers mutually agreeable to Buyer and Seller, in which case, Seller shall retain all insurance proceeds relative to the reduction in value caused by such Casualty Defect; (ii) to purchase such Property notwithstanding such Casualty Defect and Seller shall at Closing pay to Buyer all sums paid to Seller by reason of such Casualty Defect and shall assign, transfer and set over unto Buyer all of the right, title, and interest of Seller in and to any unpaid insurance proceeds, awards or other payments arising out of such Casualty Defect; or (iii) in the event the reduction in value as determined under subsection (i) would exceed fifty percent (50%) of the original Allocated Value of such Property, to proceed with Closing, decline to purchase the Property to which such Casualty Defect relates and to reduce the Purchase Price by the original Allocated Value of such Property. Seller shall not voluntarily compromise, settle or adjust any amount payable by reason of any Casualty Defect without first obtaining the written consent of Buyer. The risk of casualty loss relating to the Properties will pass from Seller to Buyer as of the Closing Date.

b)	Operations after Effective Date. Operations conducted by Seller after the Effective Date with respect to the Properties will be conducted on behalf of Buyer in a good and workman like manner in consultation with Buyer, and Buyer will pay Seller for operation, protection and maintenance expenses relating to the Properties on an actual cost basis provided that Seller will not undertake any single operation on the Properties other than an emergency, in which the net cost to Seller exceeds $75,000 without the prior written consent of Buyer, and provided further that all actions and operations conducted by Seller on or after the Effective Date through the date of execution of this Agreement are deemed to have been approved by Buyer. These charges will be included in the Final Statement as provided in this Agreement. After the Effective Date, Seller shall not assign, encumber, or otherwise transfer any Property, except for the sale of Hydrocarbons in the ordinary course of business and shall not enter into any new contract or agreement relating to the Properties or terminate or modify an Assigned Contract without the prior written consent of Buyer.

c)	Selection of Operator. Seller will cooperate with Buyer concerning the polling of parties under any applicable operating agreement or plan of unitization before Closing to select a successor operator. The poll may stipulate that the parties’ selection of a successor operator will not be effective unless Closing occurs. If Seller does not poll, then Buyer will do so. Buyer’s selection as operator is not a condition to Buyer’s performance of its obligations under this Agreement.

d)	Notice of Change of Ownership and Operatorship. Buyer will take all necessary steps to ensure that Buyer is recognized as the owner and, if elected, operator of the Properties by all appropriate parties, including any regulatory commission, body, or board with jurisdiction. If Seller is the principal on any financial assurance (including a bond) relating to the Properties, which financial assurance is required by any law, rule or regulation, then Buyer will secure replacement financial assurance in the required amount and deliver it to the regulatory body requiring such assurance, to the end that Seller’s financial assurance is released and discharged.

e)	Removal of Signs. Seller may either remove its name and signs from the Seller-operated Properties or require Buyer to do so. Buyer grants Seller a right of access to the Properties to remove Seller’s signs and name from all wells, facilities and Properties, or to confirm that Buyer has done so. If Seller’s name or signs remain on the Properties after Closing, Buyer will promptly, but no later than required by applicable rules and regulations or forty-five (45) days after Closing, whichever is earlier, remove all remaining signs and references to Seller and erect or install signs complying with applicable rules and regulations, including signs showing the Buyer as operator of the Properties.

30.	Due Diligence. Buyer represents and agrees that it has performed, or will perform prior to Closing, sufficient review and due diligence with respect to the Properties, which includes reviewing well data, title, and other files, and performing necessary evaluations, assessments, and other tasks involved in evaluating the Properties to satisfy its requirements completely and to enable it to make an informed decision to acquire the Properties under the terms of this Agreement. Buyer acknowledges that Buyer’s representation and agreement under this Paragraph 30 is a material inducement to Seller to enter into this Agreement with, and close the sale to, Buyer.

31.	Dispute Resolution. The parties agree that they will use the procedures outlined in Exhibit “D”, Dispute Resolution, attached hereto, to resolve disputes which may arise between them under this Agreement; provided, however, that this Paragraph 31 and Exhibit “D” shall not apply to disputes arising under Paragraph 21, Assumption of Prospective Obligations and Indemnification, or to any disputes related in any manner to indemnity or release obligations. It is further provided, notwithstanding the provisions of Exhibit “D”, that either party may seek a restraining order, temporary injunction, or other provisional judicial relief if the party in its sole judgment believes that such action is necessary to avoid irreparable injury or to preserve the status quo, but parties will continue to participate in good faith in the procedures despite any such request for provisional relief.

32.	Production Imbalances. Upon Closing, but effective as of the Effective Date, Buyer shall succeed to and assume the position of Seller with respect to any oil and gas imbalances, including wellhead, platform, pipeline, and processing plant imbalances as set forth on Schedule 6.k), Imbalances. If Buyer or Seller determines on or before the Settlement Date that the imbalances are not correctly stated on such Schedule, Buyer shall pay to Seller the product of $4.00 times the amount by which such Schedule understated the actual underproduction of Hydrocarbons from the Properties or overstated the actual overproduction of Hydrocarbons from the Properties or both and Seller shall pay to Buyer the product of $4.00 times the amount by which such Schedule overstated the underproduction of Hydrocarbons from the Properties or understated the overproduction of Hydrocarbons from the Properties or both. If both Seller and Buyer owe amounts under this Paragraph, such amounts shall be netted and only one payment shall be made by Seller or Buyer as the case may be.

33. Property Interests to be Acquired by Seller At or Prior to Closing.

a)	Mississippi Properties NPI. Seller shall cause its affiliates, Concert Capital Resources A/B, Inc. and Concert Capital Resources C, Inc. (the “NPI Owners”) to convey to Seller at or prior to Closing, with special warranty of title by, through, and under the NPI Owners, but not otherwise, and effective as of 11:59 PM on the day prior to the Effective Date, all of the NPI Owners’ rights, titles and interests in and to the net profits interest in certain of the Properties located in the State of Mississippi, as referenced in items 2.c.(vi) and (vii), 3.c.(vi) and (vii), and 4.c.(iv) and (v) of Part II of Exhibit A attached hereto (the “Mississippi NPI”).

b)	Onboard Acquisition. Seller and On Board Properties, LLC (“Onboard”) are parties to that certain letter of intent dated August 19, 2004. Any definitive agreement to be entered into between Seller and Onboard pursuant to such letter of intent is herein called the “Onboard Agreement”. Pursuant to the Onboard Agreement, Seller expects to acquire from Onboard certain interests in the Properties as described in items 4.b. and 5.b. set forth on Exhibit A attached hereto (collectively, the “Onboard Interests”). If Seller does not acquire the Onboard Interests at or prior to Closing, the Onboard Interests shall constitute Excluded Assets, and the Sales Price shall be reduced by the Allocated Value of the Onboard Interests as set forth on Exhibit A-1 attached hereto. Seller’s failure to acquire the Onboard Interests shall not constitute or be included as a Defect for any purpose under this Agreement, and the only consequences of Seller’s failure to have acquired the Onboard Interests as of Closing be as set forth in this Paragraph 33. b). If Seller is able to provide the Onboard Agreement to Buyer on or before fifteen (15) days prior to Closing, then all of the provisions of Paragraphs 9 and 10 of this Agreement shall apply to the Onboard Interests. If Seller fails to provide the Onboard Agreement to Buyer on or before fifteen (15) days prior to Closing, then Buyer shall have no obligation to purchase the Onboard Interests unless Buyer determines, in the reasonable exercise of its discretion, that the terms of the Onboard Agreement are satisfactory to it, and that none of Seller’s representations and warranties set forth in this Agreement would be untrue in any material respect insofar as they pertain to the Onboard Interest.

34.	Retained Claims. Buyer and Seller agree that except as expressly provided to the contrary in this Paragraph 34: (a) the Retained Claims shall not constitute Defects for purposes of Paragraphs 9, 10, 13, or 18 of this Agreement, (b) no adjustment to the Sale Price shall be made based on the existence of the Retained Claims, and (c) as between Buyer and Seller, Seller retains responsibility for all Claims resulting from the Retained Claims. If Seller shall fail to deliver to Buyer on or before 15 days prior to the Closing the opinion of counsel referred to in Paragraph 9.d)x) hereof confirming that any lien filing that constitutes a Retained Claim is also a Permitted Encumbrance, then Buyer shall have the right to identify such Retained Claim as a Material Title Deficiency pursuant to Paragraphs 9.b) and 10 hereof, without regard to whether such lien exceeds the $250,000 threshold set forth in Paragraph 9.b)vi). Likewise, any such lien filing that is identified by Buyer as a Material Title Deficiency pursuant to this Paragraph and Paragraph 10 hereof shall not be subject in any respect to the $3,000,000 deductible amount set forth in Paragraph 13.a)i)3) for purposes of any downward adjustment to the Sale Price to which Buyer may be entitled as the result of the existence of such Material Title Deficiency. Except as provided in this Paragraph 34, the existence of a lien filing that constitutes a Retained Claim but has not qualified as a Permitted Encumbrance shall otherwise be subject in all respect to the provisions set forth in this Agreement for the handling of Defects and Defect Disputes.

35.	Recording and Filing. Buyer shall be solely responsible for all filings and recording of documents related to the Properties, and for all fees connected therewith, and Buyer shall advise Seller of the pertinent recording data. Seller shall not be responsible for any loss to Buyer because of Buyer’s failure to file or record documents promptly.

36.	Government Approvals. Buyer, at its cost, shall use its best efforts after the Closing to promptly obtain approval of assignments of federal leases that require consent to assignment. Until such approvals are obtained, Seller shall continue to hold record title and/or operating rights to such Leases, during which time Buyer shall, subject to the terms and conditions herein, indemnify and hold Seller harmless from any and all claims, suits, obligations and liabilities of any kind, or character relating to Seller’s interest in such Leases. Seller agrees to cooperate fully with and assist Buyer in obtaining the consent of the U.S. Minerals Management Service, and any other state or federal agency, for all assignments of record title and operating rights related to the Properties; and, to the extent permitted by any applicable operating agreement, for the designation of Buyer as operator thereof.

37.	Monies. If monies are received by either party hereto which, under the terms of this Agreement, belong to the other party, the same shall immediately be paid over to the proper party. If an invoice or other evidence of an obligation is received which is applicable to periods both prior to and after the Effective Date and is thus, under the terms of the preceding Paragraphs, partially the obligation of Seller and partially the obligation of Buyer, then the parties shall consult with each other and each shall promptly pay its portion of such obligation to the obligee. Notwithstanding anything else in this Paragraph to the contrary, after Buyer or Seller has paid to the other the final settlement amount, if any, owed pursuant to Paragraph 25, neither party shall be entitled to any further adjustments or payments pursuant to this Agreement, with the exception of any amount to which a party becomes entitled pursuant to Paragraph 21.

38. Waiver of DTPA.

a)	Waiver of Texas Deceptive Trade Practices Act. Buyer hereby expressly waives the provisions of the Texas Deceptive Trade Practices Act, Chapter 17, Subchapter E, Sections 17.41 through 17.63, inclusive, of the Texas Business and Commerce Code, a law that gives consumers special rights and protections. Buyer has voluntarily consented to this waiver after consultation with an attorney of Buyer’s own selection. To evidence its ability to grant such waiver, Buyer represents to Seller that (i) it is not in a significantly disparate bargaining position (ii) it is represented by legal counsel in entering into this Agreement and (iii) such legal counsel was not directly or indirectly identified, suggested, or selected by Seller or an agent of Seller.

b)	Waiver of Louisiana Rights in Redhibition. Buyer hereby expressly waives the warranty of fitness for intended purposes or guarantee against hidden or latent redhibitory vices under Louisiana law, including Louisiana Civil Code Articles 2520 through 2548, and the warranty imposed by Louisiana Civil Code Article 2475; and, acknowledges that this express waiver shall be considered a material and integral part of this sale and the consideration thereof; and, acknowledges that this waiver has been brought to the attention of the Buyer and explained in detail and the Buyer has voluntarily and knowingly consented to this waiver of warranty of fitness and/or warranty against redhibitory vices and defects for the Properties.

39.	Entire Agreement. This Agreement states the entire agreement between the parties relating to the subject matter hereof and may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties. This Agreement supersedes any prior agreements between the parties concerning sale of the Properties, except that any confidentiality agreement shall terminate at Closing unless expressly provided therein to the contrary. The headings are for guidance only and shall have no significance in the interpretation of this Agreement.

40.	Public Notices. Except as may be required by applicable law, neither Buyer, on the one hand, nor Seller, on the other, shall issue any press release or otherwise make any statement to the public generally with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties (which consent shall not be unreasonably withheld and which consent, if given verbally, shall be confirmed in writing within one business day thereafter). Any such press release or statement required by applicable law shall only be made after reasonable notice to the other parties.

41.	Assignability. This Agreement and the rights and obligations hereunder shall not be assignable or delegable by either party hereto without the prior written consent of the other party unless such assignment occurs by merger, reorganization or sale of all or substantially all of a party’s assets. After Closing Buyer may freely assign or transfer the Properties without the consent of Seller. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of Buyer and Seller.

42.	Third-Party Beneficiaries. With the exception of the members of the Seller Group, solely for the purposes and as set forth in Paragraph 21, there are no third parties upon whom Buyer and Seller intend to confer any benefit under the terms of this Agreement, and no third party, other then members of the Seller Group as provided above, shall be entitled to derive any rights, remedies, or benefits, or to enforce any obligations hereunder as a third party beneficiary or otherwise.

43.	Survival. Unless expressly provided otherwise herein or in the Deed, Assignment and Bill of Sale, all of the representations, warranties, and agreements of or by the parties hereto (whether under this Agreement or otherwise) shall expire upon the execution and delivery of the Deed, Assignment and Bill of Sale.

44.	Choice of Law; Choice of Venue; and Waiver of Jury Trial. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. ANY ACTION OR PROCEEDING BY EITHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER INSTRUMENT OR AGREEMENT RELATING HERETO THAT IS NOT SUBJECT TO ARBITRATION IN ACCORDANCE WITH PARAGRAPH 31 HEREOF MAY BE BROUGHT ONLY IN ANY STATE OR FEDERAL COURT SITTING IN HOUSTON, TEXAS. EACH PARTY HEREBY IRREVOCABLY (I) SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, AND (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH ACTION OR PROCEEDING BROUGHT IN SUCH COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. EACH PARTY UNCONDITIONALLY AND CONCLUSIVELY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION RELATING TO THIS AGREEMENT AND/OR THE TRANSACTION CONTEMPLATED HEREBY.

45.	Counterpart Execution. This Agreement may be executed in counterparts and each counterpart shall constitute a binding agreement as if the parties had executed a single document. Each party agrees that delivery of its executed counterpart of this document can be effectively made, in additional to any other legally sufficient method of delivery, if sent to the other party in care of Petrie Parkman & Co. via facsimile to the attention of Randy King at 713-650-8461, or in pdf form attached to an email to rking@ppchouston.com, and such delivery shall be considered effective upon receipt at Petrie Parkman & Co. by either such method.

46.	Severance of Invalid Provisions. If, for any reason and for so long as any clause or provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid, unenforceable or unconscionable under any present or future law (or interpretation thereof), the remainder of this Agreement shall not be affected by such illegality or invalidity. Any such invalid provision shall be deemed severed from this Agreement as if this Agreement had been executed with the invalid provision eliminated. The surviving provisions of this Agreement shall remain in full force and effect unless the removal of the invalid provision destroys the fundamental purpose of this Agreement, in which event this Agreement shall be null and void. The parties shall negotiate in good faith for any required modifications to this Agreement.

47.	BUYER’S ACKNOWLEDGEMENT. BUYER ACKNOWLEDGES THAT IT HAS READ THIS AGREEMENT IN ITS ENTIRETY AND THAT IT UNDERSTANDS ALL THE PROVISIONS SET FORTH HEREIN INCLUDING, BUT NOT LIMITED TO, CERTAIN OF THOSE PROVISIONS LOCATED IN PARAGRAPH 21 WHEREIN BUYER AGREES TO INDEMNIFY SELLER IN CERTAIN CIRCUMSTANCES, AS EXPRESSLY SET FORTH IN SAID PARAGRAPH 21.

EXECUTED as of the date first above mentioned.

SELLER

ORCA ENERGY, L.P.
By: Orca Management, LLC

By:	/s/ Michael H. Fiuzat

Michael H. Fiuzat Chief Operating Officer and Treasurer

BUYER

THE HOUSTON EXPLORATION COMPANY

By: /s/ Tracy Price
Name: Tracy Price
Title: Senior Vice President-Land